UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-41974

Intelligent Group Limited

Unit 1203C, Level 12, Admiralty Centre,
Tower 1, 18 Harcourt Road,
Admiralty, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Intelligent Group Limited Has Regained Compliance with Nasdaq’s Minimum Bid Price Requirement

Intelligent Group Limited (the “Company”) (NASDAQ: INTJ), today announced that it has received a notification letter (the “Compliance Notice”) from the Nasdaq Listing Qualifications Department of the Nasdaq Stock Market LLC (“Nasdaq”) dated March 3, 2026, informing the Company that it has regained compliance with Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Requirement”).

As previously announced, the Company received a notification letter from the Nasdaq dated September 23, 2025, indicating that based on the closing bid price of the Company for the period from August 11, 2025 to September 22, 2025, the Company no longer meets the continued listing requirement of Nasdaq under Nasdaq Listing Rules 5550(a)(2), to maintain a minimum bid price of US$1.00 per share. Pursuant to the Nasdaq Listing Rules 5810(c)(3)(A), the Company was provided with a compliance period of 180 calendar days, or until March 23, 2026, to regain compliance. If at any time during the 180-day compliance period, the closing bid price of the Company’s Class A ordinary shares is US$1.00 per share or higher for a minimum of ten consecutive business days, the Nasdaq will provide the Company with written confirmation of compliance and the matter will be closed. According to the Compliance Notice, for the last ten consecutive business days, from February 17 through March 2, 2026, the closing bid price of the Company’s Class A has been at US$1.00 per share or greater. Accordingly, the Company has regained compliance with the Minimum Bid Price Requirement, and the matter is closed.

Neither this report nor the exhibits constitute an offer to sell, or the solicitation of an offer to buy our securities, nor shall there be any sale of our securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

The information in this Form 6-K, including the exhibits shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and shall not be incorporated by reference into any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing.

INDEX TO EXHIBITS

Exhibit Number	Exhibit Title
99.1	Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTELLIGENT GROUP LIMITED

By:	/s/ Wai Lau
Name:	Wai Lau
Title:	Director and Chairlady of the Board

Date: March 6, 2026

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